UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006925

January 26, 2004

John A. Berry
Divisional Vice President, Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, IL 60064-6049

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-26-2004

Re: Abbott Laboratories
Incoming Letter dated December 19, 2003

Dear Mr. Berry:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Abbott by the Mercy Investment Program and the SEIU Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Valerie Heinonen, o.s.u
Consultant
Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

ABBOTT

Legal Division
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, Illinois 60064-6049 USA

Telephone: 847-937-3591
Fax: 847-938-1206

1934 Act/Rule 14a-8

December 19, 2003

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by the Service Employees International Union Trust and the Mercy Investment Program

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above from the proxy materials for Abbott's 2004 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 9, 2004.

We received a notice from proponents listed above, each submitting the proposal for consideration at our 2004 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) reads as follows:

Use of Shareholder Resources for Political Purposes

Whereas:
The Pharmaceutical industry, and Abbott in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002, the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Abbott donated $650,000 in 2002 in soft money and Political Action Committee funds, an increase of over 380% from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends,* The Center for Responsive Politics, 2003).

Executives at one of our competitors "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill,* The New York Times, 5 September 2003).

Whereas:
These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition public backlash can harm a company's reputation and, as a result, its longer-term business prospects.

RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in

> aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations and related expenditures of money and other resources.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponents to notify them of our intention to omit the proposal from our 2004 proxy materials.

We believe that the proposal may be properly omitted from Abbott's 2004 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In addition, Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading.

The proposal is materially false and misleading in that the first paragraph of the supporting statement asserts "the pharmaceutical industry, and Abbott in particular, spend significant financial and other resources to support political candidates and political entities." This statement is misleading in two respects. First, it states to shareholders that Abbott spends "significant" financial and other resources to support political candidates and political entities. This statement is made without any related support or citation, or any indication that it merely represents the proponents' opinion. The only figure that the proponents put forward with regards to political contributions made by Abbott is that "Abbott donated $650,000 in 2002 in soft money and Political Action Committee funds…" On Abbott's Form10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2002, Abbott reported 2002 net sales to be over $17,000,000,000 and net income to be over $2,700,000,000. As such, donations of $650,000 can hardly be said to be "significant." The statement made in the first paragraph of the supporting statement is also misleading in its use of the words "Abbott in particular..." This statement suggests that Abbott spends more financial and other resources in supporting political candidates and political entities than other companies in the pharmaceutical industry. This statement is being asserted as fact without any related support or citation. In fact, the Center for Responsive Politics citation referred to by the proponents shows Abbott as ranking 16th among pharmaceutical/health products companies in the amount of political contributions made in 2002. Any suggestion that Abbott spends more on political contributions than other pharmaceutical companies is false and misleading.

The proposal is materially false and misleading because the supporting statement improperly, and with no basis in fact, suggests that Abbott executives are improperly pressured into making political donations. The fourth paragraph of the supporting statement provides "executives at one of our competitors 'say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give.'" This is clearly meant to imply that such improper conduct is occurring at Abbott. This is entirely unwarranted and attempts to falsely impugn the character and integrity of certain of our employees and falsely imply that they may be guilty of improper, illegal or immoral conduct in pressuring executives to make political donations. The Staff has previously excluded entire proposals based on Note (b) to Rule 14a-9. See *Detroit Edison Company* (March 4, 1983) (Staff permitted exclusion of a proposal where the tenor of the proposal, taken as a whole, was that the company had done something improper or illegal and was to be restrained from doing so in the future). See also *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (Staff permitted exclusion of proposal that implied that the directors of a fund had violated, or may choose to violate, their fiduciary duty, thereby impugning the character, integrity and personal reputation of the directors).

The proposal is materially false and misleading in that the fifth paragraph of the supporting statement states that "these political contributions are made with dollars that belong to the shareholders as a group..." A large portion of the political contributions referred to ($22.4 million of $57.9 million) are attributed to Political Action Committees, which the sixth paragraph of the supporting statement admits are funded by employees individually and not by corporations. These funds do not belong to shareholders as a group in any sense, and it is materially false to state that they do.

The proposal is materially false and misleading in that the sixth paragraph of the supporting statement asserts that "although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete." The proponents provide no factual support for this assertion, nor indicate that it is just an opinion.

The proposal is materially false and misleading because the seventh paragraph of the supporting statement asserts that "our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable." This statement is misleading in that it implies, without basis in fact or any indication that it merely represents that proponents' opinion, that Abbott is using its resources to gain access to political leaders as opposed to using its resources to produce superior products and services for its customers. Abbott reported over $8,500,000,000 of cost of products sold, over $1,560,000,000 in research and development expenses and nearly $4,000,000,000 of selling, general and administrative expenses for 2002. Abbott's political expenditures are miniscule compared to what Abbott spends to provide superior products and services to its customers. The suggestion that political expenditures somehow curtail our ability to serve our customers is clearly wrong. The use of the words "...leaving companies relying on this strategy vulnerable..." further suggests that Abbott may be relying on political leaders to advance in the marketplace and may lead shareholders to believe that this is a fact. Shareholders may be further misled into believing that Abbott is somehow in a vulnerable position as a result.

The Staff has often found that a company can omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements. See, e.g., *Convergys Corporation* (February 5, 2003) and *The Boeing Company* (February 26, 2003). In addition, the Staff has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" *Staff Legal Bulletin No. 14* (July 13, 2001). The proponents' shareholder proposal and supporting statement will require extensive editing as much of the supporting statement is false and misleading.

Accordingly, it is my opinion that the proposal may be excluded from our 2004 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from the 2004 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2004 Proxy, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.1206 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President, Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Steve Abrecht
Valerie Heinonen

13132028 91911610

EXHIBIT A

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

JAB
cc: CVB

November 3, 2003

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

Following are revised versions of the filing letter from Mercy Investment Program related to the resolution, which asks the Board to adopt a policy to report annually on corporate resources devoted to supporting political entities or candidates on both state and federal levels, for inclusion in the 2004 proxy statement and the resolution itself.

I mistakenly put 2003 rather than 2004 in my filing letter. The resolution was revised because we overlooked the need to make the resolved section a request.

My understanding is that the Service Employees Union International is a cosponsor of this resolution. I have notified them of the need to submit a revised resolution.

Thank you for your attention. I apologize for these errors and the added inconvenience to your colleagues. I am sending originals of the letter and resolution by surface mail.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.

RECEIVED
NOV - 4 2003
M.D. WHITE

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 3, 2003

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board to adopt a policy to report annually on corporate resources devoted to supporting political entities or candidates on both state and federal levels, for inclusion in the 2004 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is cosponsoring this resolution with others associated with the Interfaith Center on Corporate Responsibility. We would appreciate indication in the proxy statement that Mercy Investment Program is a cosponsor of the resolution.

Many of MIP's participants are associated with hospitals and other sources of health care. As well, many of our Sisters work in ministries that are devoted to low income and poor families and individuals. Affordable drugs are of major concern and we believe that political contributions and use of other corporate resources on both federal and state levels impact on decisions relating to the pharmaceuticals produced and access to those products by persons of limited income. For these reasons we are filing this resolution. We look forward to discussion on this issue.

MIP is the beneficial owner of 14,200 shares of Abbott stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.

Use of Shareholder Resources for Political Purposes

[Abbott]

Whereas:

The pharmaceutical industry, and Abbott in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002, the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Abbott donated $650,000 in 2002 in soft money and Political Action Committee funds, an increase of over 380 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at one of our competitors "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition public backlash can harm a company's reputation and, as a result, its longer term business prospects.

RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations and related expenditures of money and other resources.

11-03-03

CITED NO-ACTION LETTERS

(SEC No-Action Letter)

*1 **Detroit Edison** Company
Publicly Available March 4, 1983

LETTER TO SEC

January 18, 1983

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:
Filed herewith are five copies of a proposal delivered to The Detroit Edison Company (the "Company") by Mr. Floyd A. Ellison on December 22, 1982.

The Company believes that the subject proposal may be properly omitted from its proxy statement and form of proxy pursuant to a number of the provisions of Rule 14a-8 under the Securities Exchange Act of 1934 for the reasons set forth below.

This proposal may be omitted under Rule 14a-8(c)(3) inasmuch as it is contrary to the Commission's proxy rules and regulations, particularly Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials.

This proposal is so ambiguous and vague as to be materially false and misleading. The resolution portion of the proposal is presumably intended to cure some grievance which is not specifically articulated in the recitals which precede the resolution. The recitals themselves are misleading in that they indirectly charge the Company with "circumvention of regulation," "obstruction of justice," unlawfully "influencing the political process," evasion of regulations, and "corporate self-interest." Clearly, the implication of the proposal, taken as a whole, is that the Company has done something improper or illegal and is to be restrained from doing so in the future. These vague charges are of precisely the type identified in Note (b) to Rule 14a-9 which, under the circumstances, render the proposal misleading.

Furthermore, the recitals are false and misleading in that they claim that a corporation does not have the right to participate in the political process. Corporate participation in ballot question elections (which appear to be the issue involved in the proposal) is clearly protected by both federal and state law. In addition, such activities are clearly, in the case of regulated industries, part of the conduct of ordinary business operations. Rule 14a- 8(c)(7).

The proposal is misleading in that a shareholder could easily believe that the resolution portion somehow redresses only the conduct generally alluded to in the recitals. In fact, the resolution portion would also impose restrictions, if not prohibitions, upon many other Company activities not even mentioned. In this respect, the proposal may constitute an attempted amendment to the Company's

Articles of Incorporation masquerading as a benign solution to a specific problem. To attempt to secure shareholder approval for a proposal which constitutes an amendment to the Articles of Incorporation without advising them of the effect of their votes is clearly misleading.

Under Michigan law, the business and affairs of a corporation shall be managed by its board of directors, except as otherwise provided by law or in the Articles of Incorporation. The Company's Articles contain no restriction upon the Board's powers to so act except perhaps to the extent that the "purposes clause" defines the purposes of the corporation (See attachment). The proposal, which is mandatory and not advisory, would have the effect of limiting (and thus indirectly amending) such "purposes clause" of the Articles without expressly amending the Articles. Under Michigan law the required vote to adopt a proposal is a majority of the votes cast by the holders of shares entitled to vote thereon, whereas the vote required to adopt an amendment to the Articles is a majority of the outstanding shares entitled to vote thereon. Therefore, as it is not clear what the proposal purports to accomplish, the Company is unable to comply with Rule 14a-3(a) because it is unable to advise shareholders of the vote required for approval, as required by Item 22 of Schedule 14A. Furthermore, though there is no supportive evidence available to the Company at this time, the tone of the proposal suggests that this shareholder may have been a supporter of the ballot initiative submitted to Michigan voters at the November 1982 general election. He stresses the impropriety he apparently feels was present in the Company's active efforts to defeat this ballot question. In this sense, the proposal might properly be omitted, pursuant to Rule 14a-8(c)(4), as relating to the redress of a personal grievance.

*2 In view of the foregoing, the Company proposes to omit the proposal from its proxy statement and form of proxy for the annual meeting of shareholders to be held on April 25, 1983.

Filing of the preliminary proxy solicitation material by the Company with the Commission has been scheduled for February 11, 1983. Rule 14a-8 provides that the filing with regard to proposals which management asserts may be omitted is to be made 50 days prior to such preliminary submission of solicitation material "or such shorter period as the Commission or its staff may permit." The Company hereby requests that such 50-day period be either waived or shortened to permit the filing of such preliminary material as scheduled for February 11, 1983.

A copy of this letter is being sent to the proponent to advise him of the Company's intention with respect to his proposal.

Very truly yours,
Kathryn L. Westman

ENCLOSURE

December 21, 1982

STOCKHOLDERS RESOLUTION FOR DETROIT EDISON - 1983

WHEREAS It is a circumvention of the intent and safeguards of regulation, and therefore an obstruction of justice for a government-regulated monopoly business like a public utility to invest directly or indirectly in political interventions to thwart citizens' initiatives for referendums, whether regarding the regulatory process, or regarding the type of power generation relative to public health and safety.

WHEREAS The corporation, though a legal entity considered by law a "person", is however in this case the subject of the regulatory laws and agencies, and thus does not have the same right as an ordinary citizen to undertake influencing the political process, when the purpose is to evade the regulations or procedures designed for the common good where conflicting with corporate self-interest.

THEREFORE BE IT RESOLVED

That Detroit Edison shall make expenditures and investments only for the direct operation of the business of supplying energy and related services.

Floyd A. Ellison, shareholder

SEC LETTER

1934 Act / s ?? / Rule 14a-8

March 4, 1983

Publicly Available March 4, 1983

Ms. Kathryn L. Westman

The Detroit Edison Company

2000 Second Avenue

Detroit, Michigan 48226

Re: The Detroit Edison Company

Dear Ms. Westman:
This is in regard to your letter dated January 18, 1983, which was received by the Commission on January 24, 1983, concerning a request made to The Detroit Edison Company ("Company") by Floyd A. Ellison ("Proponent") to include one shareholder proposal in the Company's proxy soliciting material for its 1983 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

The proposal, the text of which is set forth in an enclosure to your letter of

January 18, 1983, relates to a requirement that the Company shall make expenditures and investments only for the direct operation of the business of supplying energy and related services. In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under paragraphs (c)(3), (c)(4) and (c)(7) of Rule 14a-8, as well as under Rule 14a-9, and you cite certain reasons in support of that opinion.

*3 There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(3), which permits the exclusion of a proposal which would violate any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy materials. In support of your position you have indicated that the tenor of the proposal, taken as a whole, is that the Company has done something improper or illegal and is to be restrained from doing so in the future. In this connection you cite Note (b) to Rule 14a-9, which prohibits the use of material in proxy statements that directly or indirectly impugns the integrity of the Company, without factual foundation. In the staff's view the proposal does suggest that the Company has acted improperly without providing any factual support for that implication. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy material under Rule 14a-8(c)(3). In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

John J. Gorman

Attorney Adviser

Securities and Exchange Commission (S.E.C.)

1983 WL 30891 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The **Swiss Helvetia** Fund, Inc.
Publicly Available April 3, 2001

LETTER TO SEC

January 22, 2001

SECURITIES AND EXCHANGE COMMISSION,

450 FIFTH STREET, N.W.,

WASHINGTON, D.C. 20549.

ATTENTION: CHIEF COUNSEL, DIVISION OF INVESTMENT MANAGEMENT

Re: The Swiss Helvetia Fund, Inc. -- Omission of

Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

The Swiss Helvetia Fund, Inc. (the "Fund") received in the form of a letter, dated November 17, 2000, a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Opportunity Partners, L.P. (the ""Proponent") for inclusion in the Fund's proxy materials for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement"). We are writing as special counsel to the Fund and counsel to its independent directors to confirm the Fund's intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.

The Proponent's original proposal and supporting statement, which were received in early November 2000, are attached as Exhibit A. On behalf of the Fund, we contacted the Proponent to inform it of concerns with the proposal that the Fund believed warranted its exclusion under Question 3 of Rule 14a- 8. At that time we also asked the Proponent to consider eliminating vague, false and misleading statements from the original proposal and supporting statement and provided it with examples of statements that the Fund deemed objectionable. The resubmitted Proposal and Supporting Statement, attached as Exhibit B, continue to contain information that we believe warrants their exclusion from the 2001 Proxy Statement under Question 9 of Rule 14a-8. For your convenience, the Proposal is repeated immediately below.

"RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders".

Grounds for Omission

The Proposal and Supporting Statement may be excluded pursuant to Rule 14a- 8 because:

1. the Proposal has been substantially implemented (Rule 14a-8(i)(10));

2. the Proposal and Supporting Statement contain false or misleading statements (Rule 14a-8(i)(3));

3. the Proposal and Supporting Statement relate to an election for membership on the Fund's board of directors (Rule 14a-8(i)(8));and

4. the Proposal relates to ordinary business operations (Rule 14a- 8(i)(7)).

1. Rule 14a-8(i)(10).

The Fund believes that it may exclude the Proposal pursuant to Exchange Act Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal from a company's proxy materials if the proposal has been "substantially implemented" by the company. In recent no-action letters, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has suggested that, in order for a proposal to have been "substantially implemented", the company must have actually taken steps to implement the proposal. See, e.g., Brazilian Equity Fund, Inc. (avail. May 8, 1998); The Growth Fund of Spain, Inc. (avail. May 8, 1998); see also Exchange Act Releases Nos. 20091 (August 16, 1983) and 40018 (May 21, 1998). In Honeywell International Inc. (avail. February 29, 2000) the Staff found evidence that a proposal requesting the board to investigate whether management used "improper accounting practices" was substantially implemented, in part because the company's senior management continually monitors accounting practices. See also Kmart Corporation (avail. February 23, 2000). The Fund respectfully submits that the Proposal has been ""substantially implemented" through the Board's compliance with its duty to act as fiduciaries in relation to the Fund and its stockholders.

*2 The Board is and has always been keenly aware of this duty. As a general matter, this firm has been counsel to the Fund's independent directors for several years. As their counsel, we have attended and observed substantially all of the Fund's Board and committee meetings during those years.

The recent By-law amendments that are referred to in the Proposal were the subject of careful deliberation by the Board. The Fund retained both this firm and special Delaware counsel to advise the Board regarding the recent By-law amendments. The Proponent's disagreement with the Board's business judgment is not a breach of their fiduciary duty. Because the Directors have acted, and will continue to act, as fiduciaries, as required by Delaware law, there is nothing to implement.

On the basis of the foregoing, the Fund submits that the Proposal has been substantially implemented and may be excluded from the Fund's proxy statement under Rule 14a-8(i)(10).

2. Rule 14a-8(i)(3).

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal which violates any of the Commission's proxy rules, including Rule 14a-9. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation". See note (b) to Rule 14a-9.

The Fund believes that the Proposal and Supporting Statement are clearly false and misleading as further described below.

(a) By requesting the Fund's Directors to "try not to violate their fiduciary duty", the Proponent falsely suggests that the Directors have a choice as to whether or not they should violate their fiduciary duty. As mentioned above, however, the fiduciary duty that the Directors owe to the Fund and its stockholders is mandatory under Delaware law. As a result, the Proposal is misleading to stockholders.

(b) In addition, the Proposal and Supporting Statement are false, misleading and impugn the character of the Directors in that they clearly imply that the Directors have violated their fiduciary duty. By including in the Proposal and Supporting Statement that the Directors "try" not to violate their fiduciary duty, the reader is left with the impression that, as a matter of fact, the Directors have violated their fiduciary duty and therefore have violated state law. See Phoenix Gold International, Inc. (avail. November 21, 2000) (misleading to assert that a proposal will give an opportunity to elect a truly independent director, because proposal implied current directors were not independent) (emphasis added). The Fund believes that the Proponent has not provided a factual foundation for his statement. A determination regarding whether the Board has violated its fiduciary duty is a determination properly made by a court of competent jurisdiction, not the Proponent, and no such determination with respect to the Fund's Board has been made. The Proponent's assertion that the Directors have violated their fiduciary duty does not make it a fact.

***3** (c) Lacking any legitimate foundation for the allegations, the Proponent has included incomplete and misleading references to the reporting of last year's stockholder proposal vote and the Delaware Chancery Court decision in Chesapeake v. Shorewood Packaging Corp. in an attempt to support its charge of improper conduct.

The first point raised in (i) of the Supporting Statement charges the Directors with incomplete reporting of the voting with respect to last year's stockholder proposal by the same Proponent. However, any incomplete reporting of the voting on last year's stockholder proposal (which was brought to the Fund's attention by the Proponent) was promptly corrected on November 15, 2000, in the Fund's Quarterly Report to stockholders for the period ended September 30, 2000, a copy of which was sent to the Proponent. Due to an oversight by the Fund, incomplete details of the outcome of last year's stockholder proposal were included in the Fund's Semi-Annual Report to stockholders for the six- months ended June 30, 2000. However, the details that were omitted in this earlier stockholder report were substantially reported in open session at the annual meeting at which the proposal was made directly in response to a question by a person that identified himself as a representative of the Proponent.

By not informing stockholders that the Fund corrected any prior mistakes or that the results were reported at the meeting, the Proponent attempts to mislead stockholders into believing that an error by officers of the Fund without the knowledge of the Directors is a violation of the Board's fiduciary duty and that the Board "did not want [stockholders] to know" the results. See CCBT Bancorp, Inc. (avail. April 20, 1999) (supporting statement that asserted the board deliberately "intended to hurry [stockholders] so we might not carefully consider the implications of the proposal" is excludable as false and misleading). Moreover, section (i) of the Supporting Statement claims that ""Here is how the results were 'reported"D'. This is now an incomplete and misleading statement.

The second point raised in (ii) of the Supporting Statement involves an interpretation of Chesapeake v. Shorewood. The Proponent uses a one-line summary of Chesapeake, with no factual context in an effort to support the charge that the Board violated its fiduciary duty in approving the recent By- law amendments. The facts and circumstances surrounding that court's decision are entirely different from any facts and circumstances involving the Fund. The Proponent is very well aware of this. In fact, the materials provided by the Proponent with his initial submission and included herewith as part of Exhibit A demonstrate that Chesapeake involved board action in the context of a threatened tender offer and consent solicitation, not a board exercising its business judgment in the face of no such threat. Being inapplicable, the reference does not provide a factual foundation for the Proponent's charge. Therefore, the Proposal and Supporting Statement run afoul of Rule 14a-9 (and consequently Rule 14a-8(i)(3)) by indirectly charging the Directors with violation of their fiduciary duty without factual foundation.

*4 (c) The Staff has also recognized that a proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires". Philadelphia Electric Co. (avail. July 30, 1992). The fiduciary duty that directors owe to a corporation and its stockholders is very complex and because of the wide latitude that directors have in complying with their duty, compliance therewith may occur in numerous ways. See e.g., Mark A. Sargent, D&O Liability Handbook, (West Group 2001) ("[A director's] fiduciary obligation is best understood ... as a cluster of specific types of obligation, each of which has developed its own peculiar and sometimes idiosyncratic jurisprudence."). Accordingly, stockholders considering the Proponent's Proposal "would not know what action they were requesting management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal was adopted." Maryland Realty Trust (avail. February 7, 1980). In fact, because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention of the intention of stockholders who voted for the Proposal. See Weirton Steel Corporation (avail. April 21, 2000) (proposal that requested directors to amend charter and bylaws so that directors and officers are "held accountable for the decisions they make" excludable as vague and indefinite). Accordingly, the Proposal should be excluded pursuant to Rule 14a-9 (and consequently Rule 14a-8(i)(3)).

(d) The remainder of the Supporting Statement contains other false and misleading statements made without any factual foundation. Virtually all of paragraph (ii) of the Supporting Statement contains false and misleading statements, presented as fact, without any support. For example, the second sentence of paragraph (ii) states the Fund's By-law "is similar" to the bylaw amendment in Chesapeake Corp. v. Shorewood Packaging Corp. but is void of any support for the statement and falsely suggests that the Fund's By-law is ""designed to disenfranchise stockholders" and clause (2) of that paragraph states that the procedures adopted by the Directors for stockholders to act by written consent are "burdensome" without demonstrating any additional burden. In addition, clause (3) suggests that stockholders who hold shares in street name have a "right" to nominate directors while the Fund has been advised by its Delaware counsel that no such right exists under Delaware law.

3. Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that the Fund may exclude a "proposal [that] deals with a matter relating to the company's ordinary business operations". As mentioned, in carrying on the management and business operations of the Fund, the Directors are required, under Delaware law, to act as a fiduciaries in relation to the corporation and the stockholders. Every management decision that is made by the Board, therefore, incorporates the Board's fiduciary duty. In Clemente Global Growth Fund, Inc. (avail. Feb. 14, 1997), the Staff drew a distinction between shareholder proposals that ask the board to take affirmative actions "beyond the actions required of the directors in fulfilling their fiduciary and statutory duties", which may not be excluded pursuant to Rule 14a-8(i)(7), and proposals that ask the board to take actions falling within the ambit of the duties described above, which may be excluded pursuant to Rule 14a-8(i)(7). On this basis, proposals that relate to matters falling within the scope of the board's legally mandated duties may be excluded. By asking the directors "not to violate their fiduciary duty" the Proposal deals with and is part and parcel of "ordinary business operations" and is therefore properly excludable.

4. Rule 14a-8(i)(8).

*5 Rule 14a-8(i)(8) provides that the Fund may exclude a proposal that ""relates to an election for membership on the company's board of directors ...". Although, on its face, the Proposal purports to make a recommendation to the Directors for action, in reality the Proposal is nothing more than an erroneous assertion that the Directors have acted improperly. In Philips Petroleum Company (avail. February 12, 1981) the Staff stated that a proposal that alleged that the directors had violated their fiduciary duty and called for their termination, called "into question the qualifications of the named individuals who are candidates for re-election; and appear to derogate the quality and integrity of the board members to the extent that the proposals may be deemed an effort to oppose the management's solicitation on behalf of the re-election of these persons". See also, Pepsi Co., Inc. (avail. February 1, 1999); Black & Decker Corp. (avail. January 21, 1997). Because some of the Directors who come under the purview of the Proposal's statement of improper or illegal conduct have been nominated for election at this year's annual meeting of stockholders, the Proposal "relate[s] to an election for membership on the company's board of directors" by opposing such Director's election. As such, the proposal is excludable under 14a-8(i)(8).

* * *

In accordance with Rule 14a-8(j), the Fund is contemporaneously notifying the Proponent, by copy of this letter including Exhibits A and B, of its intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.

On behalf of the Fund, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the 2001 Proxy Statement for the reasons set forth above. If the Staff disagrees with the Fund's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to meet with you or speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone John T. Bostelman of this office at (212) 558-3840 or the undersigned at (212) 558-4940.

Six copies of this letter are being submitted as contemplated by Question 10 of Rule 14a-8. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,
William G. Farrar

SULLIVAN & CROMWELL

125 Broad Street

New York, NY 10004-2498

Telephone: 1-212-558-4000

ENCLOSURE

EXHIBIT B

November 17, 2000

WILLIAM G. FARRAR

SULLIVAN & CROMWELL

125 BROAD STREET

NEW YORK, NY 10004

The Swiss Helvetia Fund, Inc. (the "Fund")

*6 Dear Mr. Farrar:

This is in response to your letter dated November 13, 2000. Although we think we submitted only one proposal with three elements that are inextricably intertwined, we have reworded it to remove all doubt that it is indeed only one proposal. Since you suggest that the Fund will soon comply with Rule 30d-1 of the Investment Company Act of 1940, we will omit asking for that. On the other hand, we have added a reference to another preclusive bylaw that was disclosed in its recent NSAR-AA filing (which continues to misreport the results of the vote on the open-ending proposal). That bylaw would, if upheld, prevent virtually every shareholder of the Fund from being nominated for election as a director. Here is what Judge Higginbotham said about that in Durkin v. National Bank of Olyphant:

Banks do not exist for the purpose of creating an aristocracy of directors and officers which can continue in office indefinitely, immune from the wishes of the shareholder-owners of the corporation. There is no more justification for precluding shareholders from nominating candidates for the board of directors than there would be for public officials to deny citizens the right to vote because of their race, poverty or sex.

We think the same can be said about investment companies. It seems as if the board is just itching for someone to file a lawsuit..

We disagree with you that our asking the directors "to act like fiduciaries" is "vague, false and misleading." Perhaps the directors find the concept of fiduciary duty "vague" because they do not understand it. Have you advised them that under Delaware law, they may not act "for the primary purpose of thwarting the exercise of a shareholder vote" just because "the board knows better than do the shareholders what is in the corporation's best interest?" (Blasius) If they understood that, perhaps their fiduciary responsibilities would be clearer to them when they are considering whether they should accurately report the results of a shareholder vote on an open-ending proposal or approve a bylaw that infringes on the shareholders' franchise rights. That would be a better way to "cure" any perceived vagueness than attempting to censor our proposal or supporting statement.

You allege that it is false and misleading to compare the Fund's bylaw to Shorewood's bylaws. Here is how Vice Chancellor Strine described the latter:

Recognizing that Chesapeake, a takeover-proof Virginia corporation, might pursue Shorewood, a Delaware corporation, through a contested tender offer or proxy fight, the Shorewood board adopted a host of defensive bylaws to supplement Shorewood's poison pill. The bylaws were designed to make it more difficult for Chesapeake to amend the Shorewood bylaws to eliminate its classified board structure, unseat the director-defendants, and install a new board amenable to its offer. These bylaws, among other things, eliminated the ability of stockholders to call special meetings and gave the Shorewood board control over the record date for any consent solicitation. Most important, the bylaws raised the votes required to amend the bylaws from a simple majority to 66 2/3% of the outstanding shares. Because Shorewood's management controls nearly 24% of the company's stock, the 66 2/3% Supermajority Bylaw made it mathematically impossible for Chesapeake to prevail in a consent solicitation without management's support, assuming a 90% turnout. Chesapeake then increased its offer, went public with it in the form of a tender offer and a consent solicitation, and initiated this lawsuit challenging the 66 2/3% Supermajority Bylaw. Shortly before trial, the Shorewood board amended the Bylaw to reduce the required vote to 60%.

*7 That sounds pretty similar to the Fund' bylaw to us but we are not closed-minded. Therefore, we will consider deleting our reference to Chesapeake Corp. v. Shorewood Packaging Corp. if you can give us an opinion from any Delaware lawyer stating that the Fund's bylaw requiring a 75% supermajority vote to amend the bylaws is dissimilar to Shorewood's (which only required 66- 2/3%). Of course, the Fund is also free to give its side of the story in in its soliciting materials.

We deny that anything else about our proposal is false or misleading. We think the board has violated its fiduciary duty and you don't. Let's let the shareholders decide. The following is our revised proposal and supporting statement:

RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.

Supporting Statement

Last year, stockholders voted on a proposal to open-end the Fund. Management opposed the proposal. It did not pass but received significant shareholder support. Management responded by (i) misreporting the voting results and (ii) passing two bylaws that improperly disenfranchise stockholders.

(i) Rule 30d-1 of the Investment Company Act requires the Fund to report to stockholders "a brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter." Here is how the results were "reported":

TO APPROVE A STOCKHOLDER ADVISORY PROPOSAL.

IN FAVOR OF THE PROPOSAL: 6,526,945

NOT IN FAVOR OF THE PROPOSAL: 15,446,064

Apparently, the board did not want us to know that the open-ending proposal received significant stockholder support so it (1) did not describe the proposal, and (2) included abstentions and broker non-votes in the 15,446,064 votes reported as "not in favor of the proposal" to make it appear that the proposal was overwhelmingly defented. Both of these actions plainly violate Rule 30d-1.

(ii) The Delaware Chancery Court determined in Chesapeake Corp. v. Shorewood Packaging Corp. that the directors of a corporation breached their fiduciary duty when they approved a bylaw designed to disenfranchise stockholders. Our directors approved a similar bylaw that makes it more difficult for stockholders to exercise their right to vote. Specifically, it (1) eliminates the ability of stockholders to call a special meeting, (2) provides burdensome procedures for stockholders to act by written consent, (3) strips stockholders who hold their shares in street name of the right to nominate directors, (4) deters other stockholders from submitting proposals or nominating directors, (5) makes it harder for stockholders to remove directors, and (6) makes it almost impossible for stockholders to amend, alter or repeal the bylaws. They also approved another bylaw making the qualifications for nomination as a director so restrictive that virtually no stockholder could meet them.

*8 The board's message is obvious; "We run this Fund and we don't want stockholders to do anything but pay the management fees." We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them.

If you think that the directors should not trample on the rights of stockholders and should try to start acting like fiduciaries, you should vote FOR this proposal.

Very truly yours,
Phillip Goldstein

Portfolio Manager

LETTER TO SEC

February 13, 2001

CHIEF COUNSEL

DIVISION OF INVESTMENT MANAGEMENT

SECURITIES AND EXCHANGE COMMISSION

MAIL STOP 5-6

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

The Swiss Helvetia Fund, Inc. (the "Fund") -- Rule 14a-8 Proposal

Ladies and Gentlemen:
We received a copy of a January 22, 2001 letter from William G. Farrar of Sullivan & Cromwell, special counsel to the Fund and counsel to the independent directors, to you seeking no action assurance if the Fund excludes from its proxy materials our rule 14a-8 proposal recommending that the directors "try not to violate their fiduciary duty to the stockholders." We write in opposition to Mr. Farrar's request.

Because Mr. Farrar's letter reflects a lack of awareness of Delaware's bedrock principles governing actions by a board that are primarily designed to limit shareholder action, we subsequently called him and referred him to Blasius Industries v. Atlas Corp. 564 A.2d 651 (Del. Ch. 1988), the seminal Delaware case in this area. There, in a decision invalidating such an action, Chancellor Allen ruled that (1) board action designed exclusively or principally to interfere with the effectiveness of a shareholder vote is not entitled to deference under the business judgment rule, (2) absent a compelling justification, any such "extreme" action is presumed to be a breach of the duty of loyalty and (3) "even finding [such an] action was taken in good faith, it [[would constitute] an unintended violation of the duty of loyalty that the board [owes] to the shareholders." (We are enclosing a copy of the decision for your convenience.)

Having read Blasius, Mr. Farrar inexplicably insists that the Fund's board has not violated its fiduciary duty to the shareholders. That is certainly his right but since he apparently did not properly advise them, one must question whether it is ethical for Mr. Farrar to be presenting arguments to the SEC with respect to this matter. At best, his assurances that "the Board has always been keenly aware of [its fiduciary] duty]" or that the bylaw amendments in question "were the subject of careful deliberation by the Board" are incorrect. At worst, Mr. Farrar is so conflicted any assertion he makes that is not supported by an independent legal opinion must be discounted.

Whether or not Mr. Farrar has finally properly advised the directors as to their fiduciary duty, there is no reason for the staff to deny shareholders an opportunity to vote on their actions. What we said in our November 17, 2000 letter to Mr. Farrar still goes: "We think the board has violated its fiduciary duty and you don't. Let's let the shareholders decide."

*9 Mr. Farrar offers four reasons for excluding our proposal under rule 14a-8(i), i.e. (10), (3), (8), and (7). The last two can be disposed of quickly. First, Mr. Farrar says that even though neither our proposal or our supporting statement contains any reference to an election they are really a call for opposing the re-election of directors. His theory should be filed with those that insist that certain songs, when played backwards, contain secret satanic messages. Second, our proposal has nothing to do with the Fund's ordinary business operations. A company's ordinary business does not include adopting offensive bylaws or misreporting the results of a shareholder vote to exaggerate shareholder support for management's position.

Mr. Farrar's assertion that our proposal has been "substantially implemented" would be true only if the board did not violate its fiduciary duty. But, rather than provide any evidence of that, he only begs the question. As noted above, and contrary to what Mr. Farrar says, the business judgment rule is not applicable here. He is correct in saying that our "assertion that the Directors have violated their fiduciary does not make it a fact." By the same token, Mr. Farrar's assertion that "the Directors have acted, and will continue to act, as fiduciaries" does not make that a fact. Our proposal is designed to allow shareholders themselves to decide whether they consider the actions the board has taken to be violations of the duty of loyalty.

Also, inasmuch as the allegations we made in our supporting statement are quite specific, it is disingenuous to declare that our proposal has been ""substantially implemented" while simultaneously insisting that "because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention of the intention of stockholders who voted for the Proposal." If our proposal is really as vague as Mr. Farrar says it is, how does he know that the board has "substantially implemented" it? In short, his allegation that our proposal is vague is groundless. Our supporting statement clearly spells it out: "We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them." Unless the board rescinds the anti-shareholder bylaws, our proposal cannot have been implemented.

With no valid reason to exclude our proposal, Mr. Farrar resorts to declaring that we have made statements or omissions that are "false and misleading" and urges the staff to act as the speech police. Yet, his own misleading mischaracterization of a blatant violation of rule 30d-1 as an "oversight," a ""mistake, an "error" and "incomplete reporting" demonstrates that he will say anything to get the staff to issue a no action letter. Although it is unnecessary to do so, we will briefly refute his allegations.

***10** (a) As explained above, Blasius recognizes an "unintended" violation of fiduciary duty. Therefore, Mr. Farrar is incorrect when he says that our proposal is misleading simply because the directors have a "mandatory" fiduciary duty to the stockholders under Delaware law. Moreover, the fact that the directors took the actions they did, including their continuing efforts to exclude our proposal from the Fund's proxy materials, justifies questioning their integrity and character. If the board doesn't like the inference that some shareholders might draw from its anti-shareholder actions, it can explain why it took those actions in the Fund's proxy statement. To date, neither the board nor Mr. Farrar has done so.

(b) Because Delaware law recognizes an "unintended" violation of fiduciary duty, our proposal and supporting statement should not necessarily be construed as impugning the character of the directors (despite that, as noted, there is factual foundation to support such an inference, i.e., the actions that they took.) If, on the other hand, the directors inadvertently violated their fiduciary duty but now, presumably having been advised of them by Mr. Farrar, refuse to take appropriate corrective action, that would be evidence of an intentional violation. In any event, our proposal is primarily concerned with the actions of the directors, not their motives (which neither Mr. Farrar nor they have yet to explain).

(c) Our reference to the Shorewood bylaws, while brief, is accurate. We challenged Mr. Farrar to get any Delaware lawyer to opine otherwise. In fact, the actions taken by the Fund's directors were more egregious than those taken by Shorewood's directors whose judgment may have been impaired in seeking to defeat a tender offer that they sincerely believed to be inadequate. The actions of the Fund's directors, on the other hand, had no purpose other than to impede the shareholder franchise and, thus, are not protected by the business judgment rule.

Mr. Farrar's account of the misreporting of the shareholder vote last year on an open-ending proposal is an unscrupulous attempt to intentionally mislead the staff. Here is what we know about it. During last year's annual meeting, our representative asked the chair to provide the voting results. Contrary to Mr. Farrar's assertion that the results were "substantially reported in open session," the chair flatly refused to provide the numbers. After the meeting, our representative again asked for the voting results and again was refused. Only after Steven West of Sullivan & Cromwell intervened were the results provided to our representative. Months later, the Fund blatantly misreported the results of the vote in its report to shareholders. We immediately contacted John Bostelman, Mr. Farrar's partner and asked the Fund to make a correction. Mr. Bostelman said he saw no need to do anything. We then submitted our original proposal calling, in part, for the Fund to correct the misinformation about the voting results. Subsequently, Mr. Farrar wrote to tell us that the Fund would report the correct results of the vote to shareholders as required by rule 30d-1. We then modified our proposal and supporting statement to delete a request for corrective action relating to the misreported results. Nevertheless, the fact remains that a very reasonable inference is that the original misreporting was no "oversight" as Mr. Farrar maintains but a deliberate attempt to deceive shareholders into believing that the open-ending proposal was overwhelmingly defeated. If the directors and Mr. Farrar really want shareholders to get the full story behind what he euphemistically says was "an error by officers of the Fund," and the board's response after we asked that the violation be cured, he can provide a detailed explanation in the Fund's proxy statement.

***11** (d) Because we had to adhere to a 500-word limitation, we did not go into a full analysis of Shorewood or Blasius. Nevertheless, we are confident that our legal analysis is accurate because of the strong similarity between the Fund's bylaw amendments and Shorewood's. To respond to Mr. Farrar's other charges, the text of the bylaw amendments themselves demonstrates that (i) their purpose is "to disenfranchise shareholders," (ii) obtaining consents is now more "burdensome" than it was previously and (iii) those shareholders who held their shares in street name, i.e., the vast majority of shareholders, were indeed stripped of their right to nominate directors (which they enjoyed under the former bylaws).

Finally, there is no authority to support Mr. Farrar's implication that only courts are competent to determine whether or not directors have violated their fiduciary duty to shareholders. A vote by the principals (the shareholders) as to whether their agents (the directors) have violated their fiduciary duty seems infinitely superior to and far less costly than litigation. If the shareholders determine that the board's actions are consistent with their fiduciary duty, that would almost certainly end the matter. Mr. Farrar's letter is long on rhetoric and noticeably short on substance, i.e., he conspicuously avoids addressing the purpose of the board's actions. The staff should therefore draw the reasonable inference that he cannot make a convincing case that the board has not violated its fiduciary duty. All he says is that "the board is and always has been keenly aware of [its fiduciary] duty" and that the offensive by-law amendments "were the subject of careful deliberation." Without more, the Fund has failed to meet its burden to "demonstrate that it is entitled to exclude [our] proposal" as required by rule 14a-8(g)

Very truly yours,
Phillip Goldstein

Portfolio Manager

ENCLOSURE

EXHIBIT A

October 30, 2000

PAUL R. BRENNER, ESQ.

SECRETARY

THE SWISS HELVETIA FUND, INC.

630 FIFTH AVENUE SUITE 915

NEW YORK, NY 10111-0001

Dear Mr. Brenner:
We spoke to John Bostelman of Sullivan & Cromwell about the issue below but he didn't see the need for any corrective action. Therefore, we are submitting a proposal so that stockholders may vote on the matter.

We have beneficially owned shares of The Swiss Helvetia Fund, Inc. (the ""Fund") valued at more than $2,000 continuously for more than one year. We expect to continue ownership through the date of the next annual meeting. We are submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

We are also enclosing an article by J. Travis Lester of Richards, Layton & Finger, the law firm that successfully represented the plaintiff in the Shorewood case and that apparently serves as Delaware counsel to the Fund. As they say, a good lawyer can argue either side of an issue depending on who is paying the bill.

*12 RESOLVED: The stockholders demand that the board of directors (i) correct their past violations of the rules promulgated under the Investment Company Act; (ii) rescind the bylaw that improperly disenfranchises stockholders; and (iii) try to act like fiduciaries in the future.

Supporting Statement

Last year, stockholders voted on a proposal to open-end the Fund. The proposal, which was opposed by management, did not pass but received significant stockholder support. Management responded by (i) misreporting the voting results and (ii) passing a bylaw that improperly disenfranchises stockholders.

(i) Rule 30d-1 of the Investment Company Act requires the Fund to report to stockholders "a brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter." Here is how the results were "reported":

TO APPROVE A STOCKHOLDER ADVISORY PROPOSAL.

IN FAVOR OF THE PROPOSAL: 6,526,945

NOT IN FAVOR OF THE PROPOSAL: 15,446,064

Apparently, the board did not want us to know that the open-ending proposal received significant stockholder support so it (1) did not describe the proposal, and (2) included abstentions and broker non-votes in the 15,446,064 votes reported as "not in favor of the proposal" to make it appear that the proposal was overwhelmingly defeated. Both of these actions plainly violate Rule 30d-1 and should be corrected.

(ii) Recently, the Delaware Chancery Court determined in Chesapeake Corp. v. Shorewood Packaging Corp. that the directors of a corporation breached their fiduciary duty when they approved a bylaw designed to disenfranchise stockholders. Our directors approved a similar bylaw that makes it more difficult for stockholders to exercise their right to vote. Specifically, it (1) eliminates the ability of stockholders to call a special meeting, (2) provides burdensome procedures for stockholders to act by written consent, (3) strips stockholders who hold their shares in street name of the right to nominate directors, (4) deters other stockholders from submitting proposals or nominating directors, (5) makes it harder for stockholders to remove directors, and (6) makes it almost impossible for stockholders to amend, alter or repeal the bylaws.

The board supposedly approved this bylaw to "bring the bylaws up to date with Delaware law." That is utter nonsense. The bylaws were fully consistent with Delaware law before the board tinkered with them for the purpose of deterring stockholders from influencing management. The message is: "We don't trust stockholders." We think that if a lawsuit were brought to undo this inequitable bylaw, it would be successful. Rather than risk such a lawsuit, the board should just scrap it.

(iii) Finally, the directors should stop trying to find new ways to trample on the rights of stockholders and should try to act like fiduciaries.

***13** Very truly yours,
Phillip Goldstein

Portfolio Manager

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SEC LETTER

1934 Act / s 14 / Rule 14a-8(i)(3)

March 6, 2001

Publicly Available April 3, 2001

WILLIAM G. FARRAR, ESQUIRE

SULLIVAN & CROMWELL

125 BROAD STREET

NEW YORK, NEW YORK 10004-2498

Re: The Swiss Helvetia Fund, Inc. -- Omission of a Shareholder Proposal Pursuant to

Rule 14a-8

Dear Mr. Farrar:
By letter dated January 22, 2001, you notified the Securities and Exchange Commission of the intent of The Swiss Helvetia Fund, Inc. to exclude from its 2001 proxy soliciting materials a shareholder proposal and supporting statement submitted by Opportunity Partners, L.P. [FNa1] The proposal states:

FNa1. The proposal is contained in a letter dated November 17, 2000, addressed to the fund. This proposal is a modification of Opportunity Partners' original proposal contained in a letter to the fund dated October 30, 2000. We have also reviewed and considered a February 13, 2001, letter from the proponent to the Securities and Exchange Commission.

End of Footnote(s).

***14** RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.

You requested our assurance that we would not recommend enforcement action to the Commission if the fund excludes the proposal in reliance upon subparagraphs (i)(3), (i)(7), (i)(8) and (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934 ("the Exchange Act"). Since there appears to be some basis for your view that the proposal may be excluded under Rule 14a- 8(i)(3), we express no opinion whether all or any part of the proposal may be excluded under any other provision of Rule 14a-8.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Examples of misleading statements are given in the rule; these include: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule14a-9.

As the proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty, the proposal impugns their character, integrity and personal reputation and in our view, may be excluded under Rule 14a-8(i)(3). Phoenix Gold International, Inc. (pub. avail. November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp, Inc. (pub. avail. April 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-8(i)(3) because it violates Rule 14a-9).

Accordingly, we will not recommend enforcement action to the Commission if the fund omits the proposal from its proxy materials in reliance on Rule 14a- 8(i)(3).

Attached is a description of the informal procedures followed by this Division in responding to shareholder inquiries. If you have any questions or comments, please feel free to call me at (202) 942-0638.

Yours very truly,

Linda B. Stirling

Senior Counsel

Securities and Exchange Commission (S.E.C.)

2001 WL 315252 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Convergys** Corporation
Publicly Available February 5, 2003

LETTER TO SEC

December 18, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Convergys Corporation:

Objection to Shareholder Proposal Submitted Under Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Convergys Corporation, an Ohio corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter in reference to the Company's intention to exclude a shareholder proposal from its proxy statement and form of proxy for its 2003 annual meeting.

On November 6, 2002, the Company received a shareholder proposal (the "Proposal") from the Central Laborers' Pension Fund (the "Proponent") requesting that the Proposal be included in the Company's proxy materials for its 2003 annual shareholder meeting. The Company has advised us that definitive copies of the 2003 proxy statement and form of proxy are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about March 10, 2003. We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2003 proxy statement and form of proxy. Pursuant to Rule 14a-8(j), enclosed please find six copies of the following materials:

- This letter which represents the Company's statement of reasons why omission of the Proposal from its 2003 proxy statement and form of proxy is appropriate, and, to the extent such reasons are based on matters of law, this letter also represents a supporting opinion of counsel in accordance with Rule 14a-8(j)(iii); and
- The Proposal, attached as Exhibit A hereto, which was submitted by Proponent by letter dated November 6, 2002 and received by the Company on November 6, 2002.

The Proposal

A copy of the Proposal (including its supporting statement) is attached as Exhibit A and, for ease of reference, is also set forth below:

Option Expensing Proposal

Resolved, that the shareholders of Convergys (the "Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining the operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

*2 Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonus as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short- term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffet wrote in a New York Times Op-Ed piece on July 24, 2002:

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom - examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Background Information

As noted above, the Proponent has requested that the Company "establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company." As explained below, the determination of whether the costs of the Company's stock option grants are reflected as expenses on the Company's income statement, or instead in an accompanying footnote, depends on the Company's choice of two alternative accounting methods under the Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") and the Accounting Principles Bulletin Opinion No. 25 ("APB Opinion 25").

*3 Under SFAS No. 123, the Company may account for its stock-based compensation plans by applying either the "fair value-based method" included in SFAS No. 123 or the "intrinsic value-based method" of APB Opinion 25. Along with a substantial majority of all other public companies, the Company accounts for its stock option grants under the intrinsic value-based method. The Company does not record an expense on its income statement for stock options, but instead reflects a pro-forma expense in the notes accompanying its financial statements.

Discussion of Reasons for Excluding Proposal

The Proposal may be omitted from the Company's 2003 proxy statement and form of proxy for the following reasons:

A. The Proposal (Including Its Supporting Statement) Violates the Proxy Rules and Therefore may be Excluded Under 14a-8(i)(3).

The Company believes that it may exclude the Proposal and its supporting statement pursuant to Rule 14a-8(i)(3) on the basis that the Proposal violates the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting material. The Company believes the Proposal and its supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

Rule 14a-9 provides, in pertinent part, that:

"No solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made therein not false or misleading...."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See Staff Legal Bulletin No. 14, § E.1 (July 13, 2001) ("Staff Legal Bulletin No. 14") (stating that the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading); see also, e.g., Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 1, 2001); Comshare Incorporated (August 23, 2000); Tri- Continental Corporation (March 3, 2000). The Staff has also on many occasions found that a company could omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See, e.g., Phoenix Gold International, Inc. (November 18, 2002); Johnson Controls, Inc. (November 14, 2002); Sysco Corporation (September 4, 2002). Moreover, Staff Legal Bulletin No. 14 states that "in drafting a proposal and supporting statement, shareholders should avoid making unsubstantiated statements of fact" and that shareholders "should provide factual support for statements in the proposal and supporting statement."

*4 The following specific statements contained in the Proposal and its supporting statement impugn the character and integrity of the Company and its management, are false, omit material facts and imply charges of improper actions by the Company and its management and mislead the shareholders of the Company:

1. "Options have replaced salary and bonus as the most significant element of executive pay packages ..."

• This statement is misleading as it implies that, as a matter of fact, the most significant element of all executive compensation packages provided by the Company are stock options. The Proponent provides no factual support for this implied assertion.

2. "The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value."

• This statement is misleading as it implies that, as a matter of fact, the Company has promoted the "excessive use of options." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to grant options as a component of its compensation plans.

• This statement is misleading as it also implies that, as a matter of fact, the Company is intentionally "obscuring and understating the cost of executive compensation." The Proposal provides no factual support for this assertion. Further, the Proposal concerns all options, not just options granted to executives. The Proposal is misleading as it implies that options granted to executives are accounted for by the Company differently than options issued to any other party. The Proposal questions the character and integrity of the Company and its management by implying that the Company's intent is to deceive shareholders because it accounts for such options in accordance with APB Opinion 25 instead of the Proponent's preferred accounting method under SFAS No. 123.

• This statement is misleading as it also implies that, as a matter of fact, the Company's decision to apply the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123 is and has been driven by the "improper" purpose of "promot [ing] short-term stock price[s] rather than long-term corporate value." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with generally accepted accounting principles ("GAAP") by applying the accounting methodology of APB Opinion 25 expressly permitted under SFAS No. 123.

***5** 3. " ... the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%."

• This statement is misleading as it implies that, as a matter of fact, the Company's earnings [are] overstated by as much as 10% because of its decision to use the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the options under the fair value method of SFAS No. 123. The Proponent provides no factual support for this implied assertion.

4. " ... the legal, but improper, accounting methods used by chief executives to inflate reported earnings ..."

• This statement is misleading as it implies that, as a matter of fact, the Company has applied "improper" accounting methods and that the Company's financial statements are therefore misleading. The statement is also false because the Company does not apply improper accounting methods but prepares its financial statements in accordance with GAAP. The Proponent again implies that the integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with GAAP and APB Opinion 25. Further, this statement further impugns the character and integrity of the Company and its management by attributing a singular, improper motive for the Company's adoption of the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options. The Company believes that this statement illustrates the Proponent's direct charge of improper conduct by the Company and its management without factual support and is per se misleading under Rule 14a-9. Because of the Proponent's blatant disregard for Rule 14a-9's prohibition against false and misleading statements and for the guidance provided by the Staff in Staff Legal Bulletin No. 14, the Company believes that the entire Proposal should be excluded.

5. " ... almost all C.E.O.'s have told their shareholders that options are cost-free ..."

• This statement is misleading and false as it implies that, as a matter of fact, the C.E.O of the Company has expressly told Company shareholders that stock options are "cost-free." The Company's C.E.O. has never made a statement to the Company's shareholders that stock options are cost-free. To the contrary, the Company discloses the impact of stock options in a footnote to its financial statements in accordance with GAAP pursuant to APB Opinion 25. Again, the Proponent provides no factual support for this implied assertion.

6. " ... their failure to expense stock options."

• This statement is misleading as it implies that, as a matter of fact, the Company is engaged in improper conduct because it has applied the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123. The Company has not "failed" anything; it has simply prepared its financial statements in accordance with GAAP by applying an accounting methodology prescribed in APB Opinion 25 and expressly permitted under SFAS No. 123.

*6 7. " ... to expense stock options in order to provide their shareholders more accurate financial statements."

• This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the application of SFAS No. 123 provides "more accurate financial statements." The Proponent provides no factual support for this assertion. Further, the Proponent fails to recognize that the ultimate accuracy of the financial statements under SFAS No. 123 depends substantially on the option-pricing model selected by the Company and the numerous assumptions (e.g., expected volatility of underlying stock, expected dividends on underlying stock, risk-free interest rate for the expected term of the option, etc.) made in applying such option-pricing model (e.g., Black-Scholes, etc.). See SFAS No. 123, ¶ 19. Also, the Company currently applies the Black-Scholes option pricing model in its accounting for stock options under APB No. 25, as disclosed in footnote 11 of its 2001 Form 10-K. As there is no required option-pricing model and no guarantee that any assumptions made will be appropriate in the future, the Proponent fails to support its contention that the Company's financial statements would be more accurate if the Proposal were implemented. Finally, the Proponent implies that the Company's current financial statements are inaccurate, although such financial statements comply with GAAP, and thereby, again, implies improper conduct on the part of the Company.

8. "Our Company has yet to act."

• This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the Company has not considered the application of the alternative valuation methodologies permitted under SFAS No. 123. The Proponent provides no factual support for this assertion. Furthermore, this statement is vague and indefinite, and therefore misleading, in that it fails to provide any description of the "acts" that the Company has yet to do. See, e.g., Occidental Petroleum Corporation (March 8, 2002). The Company has, in fact, evaluated the best course of action in disclosing the potential earnings impact of option grants. The Company has studied this matter extensively internally and has consulted with its outside auditors. Based on this analysis, the Company has concluded that expensing options on its income statement would distort reported income and retained earnings due to the fact that the ultimate expense of the options could not be accurately reflected in income and retained earnings under current GAAP requirements. Therefore, the Company and its Board of Directors decided it was in the best interests of the Company and its shareholders to continue following GAAP in the current manner. Consequently, as stated above, this statement is vague, misleading and false.

*7 Finally, throughout the Proposal, the Proponent inappropriately uses the term "our Company." The Company believes that the use of the term "our Company" wrongly implies that the Proponent's ownership of the Company's shares is substantial and influential and that the Proponent is speaking on behalf of the Company. The Company believes this statement could confuse the Company's other shareholders and mislead them regarding the strength of the Proponent's voting position and on whose behalf the Proponent is speaking.

For the reasons stated above, the Company believes that the Proposal (including its supporting statement) consists predominantly of statements that are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. The Company further believes that the Proponent failed to follow the guidance contained in Staff Legal Bulletin No. 14 by consistently making unsubstantiated statements of fact and failing to provide factual support for many of the statements contained in the Proposal and its supporting statement. The Company believes that the Proponent's disregard for the guidance contained in Staff Legal Bulletin No. 14 and the extent to which the Proposal is materially misleading justify the exclusion of the entire Proposal pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14, § E.1.

B. The Proposal Violates Applicable Federal Law and Therefore may be Excluded Under 14a-8(i)(2).

The Company further believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(2) on the basis that the Proposal violates federal law. Rule 4-01 of Regulation S-X requires that the Company file financial statements in accordance with GAAP; otherwise, such financial statements will be "presumed to be misleading or inaccurate, despite footnote or other disclosures." The Proposal seeks to have the Company expense its future stock option grants only in its "annual income statements." The Proposal asks that the Company apply a different accounting method to its annual financial statements than it applies to its interim financial statements. Under Rule 10-01 of Regulation S-X, "interim financial statements shall follow the general form and presentation" prescribed in Regulation S-X to annual financial statements. Again, the Proponent is seeking a partial application of SFAS No. 123, as a company's application of SFAS No. 123 is not limited to merely its annual financial statements. GAAP would require a consistent application of accounting methods in both interim and annual financial statements. Consequently, if the Company implements the Proposal, the Company would issue interim financial statements (e.g., 10-Qs) that do not follow the general form of its annual financial statements (e.g., 10-Ks) and arguably would be issuing interim financial statements that were not in accordance with GAAP and would violate federal law (i.e., Rule 4-01 and Rule 10-01 of Regulation S-X) regarding the preparation of financial statements.

*8 For the reasons stated above, the Company believes that the Proposal violates federal law and may be excluded pursuant to Rule 14a-8(i)(2).

Summary

As stated above, the Company believes that the Proposal would cause the Company to violate federal law and that the Proposal is principally composed of statements that are unsubstantiated, are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. Therefore, the Company believes that the Proposal should be excluded.

Request

For the reasons stated above, the Company believes that the Proposal constitutes an improper matter for action by shareholders and, therefore, should be excluded from its proxy statement and form of proxy for its 2003 annual meeting. On behalf of the Company, we request confirmation that the Staff will not recommend any enforcement action to the Commission if, in reliance on one or more of the interpretations of Rule 14a-8 set forth above, the Company excludes the Proposal from its 2003 proxy statement and form of proxy.

One copy of this letter, including attachments, has been mailed as of this date to the Proponent pursuant to the requirements of Rule 14a-8(j).

If you have any questions with respect to this matter, please contact the undersigned at 513-651-6882.

Very truly yours,
Neil Ganulin

FROST BROWN TODD LLC

2200 PNC Center

201 E. Fifth Street

Cincinnati, Ohio 45202-4182

(513) 651-6800

EXHIBIT A

Shareholder Proposal

Option Expensing Proposal

Resolved, that the shareholders of Convergys ("Company") hereby request that the Company's Beard of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (?? Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

*9 A recent report issued by Standard & Po??'s indicated that the expensing of stock option grant ??sts would have lowered operational cornings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported carnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Glob?? and Mail, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren ?? wrote in a New York Times Op-Ed piece on July 24, 2002??

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

For many years. I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom -- examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense?? And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric?? have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 5, 2003

Publicly Available February 5, 2003

Re: Convergys Corporation

Incoming letter dated December 18, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Convergys may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Convergys may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Convergys may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

*10 • provide a citation to a specific source for the sentence that begins "Options have replaced ..." and ends "... packages at numerous companies";

• provide a citation to a specific source for the sentence that begins "The lack of option expensing ..." and ends "... than long-term corporate value";

• provide factual support in the form of a citation to a specific report and publication date for the Standard & Poor's report referenced in the sentence that begins "A recent report ..." and ends "... as much as 10%"; and

• provide a citation to a specific source for the phrase "expense stock options in order to provide their shareholders more accurate financial statements" in the sentence that begins "In recent months ..." and ends "... more accurate financial statements."

Accordingly, unless the proponent provides Convergys with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Convergys omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 328259 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The **Boeing** Company
Publicly Available February 26, 2003

LETTER TO SEC

December 23, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Concerning Simple-Majority Vote Submitted by

Edward Olson for Inclusion in The Boeing Company 2003 Proxy

Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Edward Olson (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to simple majority voting and states, in relevant part:

Shareholders recommend our company implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Summary of Basis for Excluding Portions of the Proposal

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/ 14a-9 because they are materially false or misleading.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

*2 The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Excluding Portions of the Proposal

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. See Staff Legal Bulletin No. 14 (July 13, 2001); Cisco Systems, Inc. (Sept. 19, 2002); Sysco Corp. (Sept. 4, 2002); Winland Electronics, Inc. (May 24, 2002); Putnam High Income Convertible and Bond Fund (April 24, 2002); The Boeing Co. (Mar. 2, 2002). In our view the Proposal contains several such statements.

First, the following statement within the Proposal is properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because it inappropriately and misleadingly casts the Proponent's personal opinions as a statement of fact:

[paragraph 5] "shareholder approval of certain items is all but impossible";

This statement is properly excludable unless the Proponent qualifies it as his opinion. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indust., Inc. (Aug. 10, 2001); Qwest Communications International, Inc., (Feb. 26, 2001). Without such qualification, the statement misleadingly suggest facts that have not otherwise been documented.

Second, the following statement is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's own opinions as the opinion of shareholders in general, as follows:

[paragraph 6] "Shareholders believe that our company should do so [implement proposal topic than won a majority of yes-no vote] as well."

*3 The Proponent should revise the foregoing statements to indicate that they are his opinions rather than the opinions of shareholders in general. See Sabre Holdings Corp. (Mar. 18, 2002); Colgate-Palmolive Co. (Mar. 8, 2002); The Boeing Co. (Mar. 2, 2002). To our knowledge, there are no co-sponsors of the Proposal. And, without such qualification, the statements misleadingly suggest a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

Third, the following statements are properly excludable because they are undocumented assertions of fact not capable of verification by reference to the text of the proposal itself.

[paragraph 2] "Major pension funds support simple-majority provisions"

[heading of paragraph 2] "Simple-majority requirements are widely supported"; and

[paragraph 3] "[I]investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight."

Proponent's failure to provide citations renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. None of the "major pension funds" who "support simple-majority provisions" are identified, nor are readers offered any factual foundation for the assertion that the Proposal is "widely supported" and that "investors are flocking" to companies which have adopted such proposals. The Staff consistently directs proponents who allege broad support for their proposals by specific groups or shareholders generally, to amend their proposal and include references to specifically identify groups cited. See General Motors Corp. (Apr. 3, 2002); Exxon Mobil Corp. (Mar. 26, 2002); Southwest Airlines Co. (Mar. 21, 2002); Sabre Holdings Corp. (Mar. 18, 2002). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted. The Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements or delete the statements altogether.

Fourth, each of the following statements in the Proposal also offer undocumented statements of fact not verifiable by reference to the text of the Proposal itself.

[paragraph 2] "Proponents of simple-majority vote said that super-majority vote requirements, like our company's, may stifle bidder and devaluate our stock."

No indication is given as to the identity of the "proponents" of simple- majority vote requirements. In 2001, the Proponent included this precise statement in his same proposal to the Company and the Staff specifically directed him to provide factual support for the statement in the form of a citation to a specific source. See The Boeing Co. (Feb. 6, 2001). Apparently, he was unable to do so because the statement did not subsequently appear in the Company's 2001 proxy statement.

*4 [paragraph 2] "Simple-majority resolutions at major companies won an overall 54% of yes-no shareholder votes in 1999 and 2000 ... ."

This statement fails to reveal, among other things, (i) the "major companies" where the proposal was voted upon; (ii) the methodology used to calculate the 54% of persons voting yes at unidentified meetings of an unstated number of unidentified companies over a two-year period; (iii) any differences among the proposals purportedly voted on at these other "major companies," including whether the proposals were precatory or mandatory; and (iv) any differences among the various companies which were requested to consider such proposals, including the extent to which the terms of the other companies' governing instruments were similar to or different from the Company's governing instruments. We note that the Staff has required the other proponents to delete similar misleading assertions. See Alaska Air Group, Inc. (Mar. 26, 2000).

Fifth, the following statements within the Proposal are properly excludable under Proxy Rules 14a-8(i)(3) and 14a-9 because they directly misrepresent the level of support for the simple majority proposal at the Company's 2002 annual meeting.

[first heading] "This topic won a majority of our yes-no votes in 2002."

[paragraph 2] "This topic won a majority of our yes-no vote at our 2002 annual meeting."

[last heading] "This topic won a majority of our yes-no vote in 2002."

Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. See Del. Gen. Corp. Law Section 216(2). As indicated in the Form 10-Q report filed following the Company's 2002 annual meeting, the proposal received 49.54% of the shares present and entitled to vote. The Proponent's figures reflect the vote totals for the percentages of the votes for and against: 50.69%. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. It is misleading to shareholders for the Proponent to suggest that his proposals "won" or were approved in 2002 when in fact they did not pass in any legal sense. Proponent's statements misleadingly imply that the Company is flouting Delaware law at the expense of its shareholders. Describing the 2002 election solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders. Repeating this misstatement three times only compounds the error. We note that on numerous previous occasions, the Staff has directed proponents to delete similarly misleading references to the vote totals garnered by their proposals. See Northrop Grumman Corp. (Mar. 22, 2002); Honeywell International, Inc. (Oct. 26, 2001); APW, Ltd. (Oct. 17, 2001); Alaska Air Group, Inc. (Mar. 13, 2001); The Boeing Co. (Mar. 6, 2000).

*5 Sixth, the following statement in paragraph 4--"This topic won significant institutional support to win more than 50% of the yes-no vote at the 2002 annual meeting"--is properly excludable unless substantiated. The shareholder proposal voting results published in the Company's Form 10-Q following each annual meeting of shareholders do not identify the votes of institutional shareholders as opposed to non-institutional shareholders.

Finally, the heading and first sentence of the sixth paragraph--"Management Commitment to Shareholders; By adopting this policy... our [B]oard could demonstrate a commitment to the greatest management concerns for shareholder value"--are excludable because they combine to impugn the Board's integrity, without factual support, by implying that the Company management is uninterested in their fiduciary duty to consider the Company's best interests. Note (b) of Rule 14a-9 defines misleading to include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See also SI Handling Systems, Inc. (May 5, 2000); Philip Morris Companies Inc. (Feb. 7, 1991); Detroit Edison Co. (Mar. 4, 1983). The Proposal states that "the [B]oard could demonstrate a commitment to the greatest management concern for shareholder value" by adopting a simple majority voting system. The wording implies that the Board's failure to adopt such a proposal indicates that they have less than the best interests of the shareholders at heart. This inappropriately calls into question the Board's compliance with their legal fiduciary duties as directors and their personal integrity.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a- 8(i)(3) /14a-9--violation of the proxy rules/ materially false and misleading statements--because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 1 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9--violation of the proxy rules/materially false and misleading statements.

*6 We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a- 8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3) , the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Co. (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
Evelyn Cruz Sroufe

PERKINS COIE

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

Phone: 206.583.8888

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 26, 2003

Publicly Available February 26, 2003

Re: The Boeing Company

Incoming letter dated December 23, 2002

The proposal recommends that Boeing implement a simple majority vote on all matters that are submitted to shareholder vote to the fullest extent possible.

*7 We are unable to concur in your view that Boeing may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence "Simple-majority requirements are widely supported";
- specifically identify the "pension funds" referenced in the sentence that begins "Major pension funds ..." and ends "... simple-majority provisions" and provide factual support in the form of a citation to a specific source;
- specifically identify the "proponents" referenced in the sentence that begins "Proponents of simple-majority ..." and ends "... devaluate the stock" and provide factual support in the form of a citation to a specific source;
- provide factual support in the form of a citation to a specific source for the statement that begins "Simple-majority resolutions at major companies..." and ends "... yes-no shareholder votes in 1999 and 2000";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Increasingly, institutional investors are ..." and ends "... seen as having lax oversight";
- provide factual support in the form of a citation to a specific source for the sentence that begins "This proposal topic won significant ..." and ends "... at the 2002 annual meeting";
- recast the sentence that begins "Thus shareholder approval ..." and ends "... is all but impossible" as the proponent's opinion; and
- in the sentence that begins "Shareholders believe ...", delete the reference to "Shareholders" and recast the sentence as the proponent's belief.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*8 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 942791 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming Letter dated December 19, 2003

The proposal requests that the board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates on both state and federal levels.

We are unable to concur in your view that Abbott may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The pharmaceutical industry . . ." and ends ". . . and political entities" as the proponents' opinion;
- delete the statement that begins "Executives at one . . ." and ends ". . . 5 September 2003";
- delete the sentence that begins "These political contributions . . ." and ends ". . . funds are being spent";
- recast the sentence that begins "Although there are various . . ." and ends ". . . they are not complete" as the proponents' opinion; and
- recast the sentences that begin "Our company should . . ." and end ". . . this strategy vulnerable" as the proponents' opinion.

Accordingly, unless the proponents provide Abbott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Abbott omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor